Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

TRANSITION NEWS

News about the Harbor Federal/National City Merger
August 4, 2006

Severance Benefits / Displacements

When will employees learn which positions will be eliminated?
Shortly after Fed approval, which is currently expected to be in the fourth quarter of 2006, Harbor Federal managers, in conjunction with Human Resources, will begin to notify employees whose positions will be eliminated.  Each displaced employee will meet individually with a representative from Human Resources and a representative from Challenger, Gray & Christmas, one of the leading outplacement providers in the world. One of the top priorities of these meetings is to begin the process of building an Employee Profile for the purpose of sharing Harbor Federal employees’ work experience with National City managers.  At any given time, National City has approximately 1,200-1,500 open positions.  Displaced Harbor Federal employees will be given the opportunity to apply for positions after the notifications.  These could be positions in Florida or elsewhere. Until Fed approval, however, National City cannot accept Harbor Federal employment applications.

What support will be available for employees whose positions may be eliminated?
Harbor Federal and National City are committed to helping employees through the transition process in a caring and compassionate manner.  Employees whose positions are eliminated will be encouraged to post for open positions.

Those who are not placed in other jobs will be given at least 60 days notice, severance benefits and outplacement assistance.

The severance benefits include:
1.	Severance allowance, and

2.	A projected equivalent of the employee’s allocation of a pro-rata share of the Employee Stock Ownership Plan (ESOP) payout.

1. Severance Allowance

An employee’s severance allowance is determined by base pay and length of service (number of full years employed, starting from most-recent hire date), according to the following schedule.  Displaced employees with titles of vice president or higher as of February 1, 2006, receive a minimum of 26 weeks’ pay.

Length of Service (years)	Number of Weeks of Base Pay You Receive

Less than 10 years	12
10	14
11	15
12	16
13	17
14	18
15	20
16	21
17	22
18	23
19	24
20	26
21	27
22	28
23	29
24	30
25	32
26	34
27	36
28	38
29 +	40

2. Pro-rata Share of the Projected ESOP Payout

An additional severance benefit is the employee’s projected share of the ESOP payout.  A cash payment equal to the eligible employee’s proportionate share of the expected ESOP payout will be paid to displaced employees who are participants in the ESOP if they remain in their position through their displacement dates and are not present for the final ESOP allocation.  At the end of the second year after the close of the merger, the final ESOP payout will be distributed among all other remaining eligible employees. (See further details below.)

What will displaced employees receive if they do not stay until their displacement dates?
Employees will forfeit their severance allowance, ESOP payout and outplacement service if they leave prior to their displacement dates.

If an employee is offered a position with National City after he/she is displaced, will the employee be eligible for severance benefits?
Employees will not be eligible for severance benefits if they are offered a position that is comparable to their current position. A comparable position must:
1.	Provide comparable compensation at the same status (full-time or part-time).

2.	Be located within 35 miles of the employee’s current work location.

Will displaced employees receive severance allowance if they go to work immediately after their jobs are eliminated?
No. Severance allowance will end if a displaced employee receiving severance begins participating in a business that competes with National City’s business. However, the displaced employee would still be eligible for the pro-rated shares of the ESOP.

“Participating” means acting as an employee, or an owner or an agent for any business that competes with National City’s business or owning (or having a spouse or parent own) directly or indirectly, more than 5% of the outstanding equity of any entity that competes with National City’s business.

“National City’s business” means all corporate, retail, trust and other services that are provided by National City to its banking, fiduciary, investment and brokerage customers.

Further Details About the Harbor ESOP*
Prior to December 2006, the ESOP will be amended: first, to extend participation to all full-time Harbor employees as of June 30, 2006, without regard to service; secondly, to close the plan to any additional participants after July 1, 2006, until the enhanced ESOP allocation is made.  For year-end 2006, all ESOP participants who otherwise satisfy the requirements for allocation (i.e., are employed on the last day of the year) will receive a year-end allocation. The 2006 year-end allocation will be based on the same criteria as in years past.  This means amounts will be allocated based on the participant’s compensation paid during the plan year after becoming a participant.

If the merger closes in 2006, the ESOP allocation for the year ending 2007 will be enhanced as compared to prior years due to an agreed upon prepayment of the ESOP loan.  Assuming the stock price remains constant after the merger close, the value of shares subject to allocation is estimated to be approximately 80% of the eligible pay subject to allocation. ESOP eligible participants who are displaced prior to December 31, 2007, will not receive the year-end ESOP allocation but they can expect to receive a cash payment which is estimated to be approximately 80% of their pay, with pay defined as the sum of their June 30, 2006, annual rate of base pay and the cash incentives they received for the 12 months ended June 30, 2006.

It is important to note that the actual amount allocated to ESOP participants who remain employed through December 31, 2007, is subject to change in response to several factors including whether the merger closes in the fourth quarter of 2006 or the first quarter of 2007, whether the stock price remains constant after the merger close, and the impact of Internal Revenue Service qualified plan limits.  We will continue to keep you informed as information becomes available.

* For purposes of this explanation only, we will assume the merger will close in the fourth quarter of 2006.  It has not yet been determined if the merger will close in the fourth quarter of 2006 or the first quarter of 2007.

What’s On Your Mind
We will continue to address questions as soon as information becomes available. However, some questions are very specific and take time to research. In other cases, decisions have not been made, so we are unable to respond immediately.

Are your tellers called “tellers” or “personal bankers?”
The traditional “teller” position at National City is called a “branch customer service representative.” A branch customer service representative is responsible for processing customer transactions, building relationships, producing sales referrals and maintaining a cash drawer.

Where can I find information about National City jobs and job descriptions?
At any time, you can view positions available at National City, and job descriptions, by checking out the corporate Web site at www.NationalCity.com. Go to the “About National City” section, click on “Careers” then “Search Jobs” and “Search Openings.” You can find information about specific job types, such as branch customer service representative, National City Mortgage (NCM) loan originator or business banking representative.

What’s the dress code like at National City?
National City’s management believes it is essential to project a professional image for both external and internal customers. Because it is a large and diverse organization, local managers set guidelines for attire. That being said, National City employees are expected to use good judgment in the maintenance of personal hygiene and wardrobe. Employees’ clothing should be “neat, clean, pressed and appropriate” to their positions.

If an employee wants to relocate to another state / location, does National City provide relocation assistance?
Relocation assistance is handled on a case-by-case basis, depending on the position and other variables.

Are National City employees paid bi-weekly or twice a month?
National City uses a semi-monthly schedule to pay full-time exempt and non-exempt employees who receive their base pay on a salaried basis. This means employees are paid two times each month (24 times per year), with paydays on the 15th and the last day of the month. If the 15th or last day of the month falls on a Saturday, Sunday or holiday, employees will be paid on the preceding Friday or on the business day preceding the holiday.

Does National City offer scholarships to children of employees?
National City does not offer scholarships specifically for employees’ children. However, as part of their commitment to education in their communities, they provide many scholarship opportunities in each of their markets. In addition, they offer their own employees training opportunities to enhance job skills, knowledge and educational assistance through a tuition reimbursement program to help advance their career development at National City.

Customer Q&A
Our customers have asked a variety of questions regarding the merger. Many decisions, such as the timing of the conversion and changes in accounts, have yet to be made. You should reassure your customers that we will communicate with them well in advance of any changes that might affect them.

What is going to change and what is going to be the same?
Between now and core conversion (when we convert to National City) very little will actually change. We continue to operate as Harbor Federal Savings Bank, using the same checks, account numbers, etc. Customers will receive the same friendly, professional service they are accustomed to today. After the conversion, customers will have access to the National City branches and ATMs located throughout the Midwest, as well as a deeper and broader selection of products and services.

When will I find out what is going to happen to my accounts?
Details about accounts will be communicated to customers in a mailing that will take place approximately 45 days before the conversion.

What will happen to my online banking and bill pay accounts? Should I stop paying bills via bill pay?

Changes will not take place until the core conversion, which is currently expected to occur in the first quarter. At that time, all online banking and bill pay customers will be migrated over to the National City system. In the meantime, you should continue using these systems. NationalCity.com has stayed centered on the principle of making it as easy as possible for customers to do business online. This has led to a surge of growth and several top industry rankings such as:

☐	No. 1 easiest to use online banking site - Change Sciences Group
☐	No. 1 small business online banking customer experience - Change Sciences Group
☐	No. 1 easiest online mortgage application process - Change Sciences Group
☐	No. 1 among all U.S. retail banks in online banking privacy - WatchFire/Poneman

I need to order new checks. Should I proceed? How long should I use my checks?
Yes, you should proceed with ordering new checks. No changes to your account will take place until the conversion. You should continue using your current checks unless you are notified by National City to discontinue their usage.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the United States Securities and Exchange Commission (SEC). Stockholders are encouraged to read the registration statement, including the final proxy statement/prospectus that will be a part of the registration statement, because it will contain important information about the proposed transaction. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 01-2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document contains forward-looking statements. Forward-looking statements provide current expectations or forecasts of future events and are not guarantees of future performance, nor should they be relied upon as representing management’s views as of any subsequent date. The forward-looking statements are based on management’s expectations and are subject to a number of risks and uncertainties. Although management believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from those expressed or implied in such statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the merger on the proposed terms and schedule; the failure of Harbor Florida Bancshares’ stockholders to approve the merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally.  Additional factors that could cause National City’s and Harbor Florida Bancshares’ results to differ materially from those described in the forward-looking statements can be found in the 2006 Quarterly Reports on Form 10-Q, as they are filed, and the 2005 Annual Report on Form 10-K of National City and Harbor Florida Bancshares’ filed with the SEC.  Copies of these filings are available at no cost on the SEC’s Web site, www.sec.gov, and on the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Management may elect to update forward-looking statements at some future point; however, it specifically disclaims any obligation to do so.

Have a question?  You can call the toll-free “What’s on Your Mind” voicemail box at 888-808-4489 and leave a message with your question or e-mail your question to CorpComm@NationalCity.com.  We’ll respond to questions of general interest in future issues of Transition News.